Exhibit 99.8
MANAGEMENT’S
REPORT
The consolidated financial statements of Theratechnologies Inc. presented in the following pages and all information in this annual report are the responsibility of Management and have been approved by the Board of Directors of the Company.
These financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada. They include amounts based on exercise of judgment and on estimates. Management has established these amounts reasonably to ensure that financial results are presented accurately in all material respects. The other financial information included in the annual report is consistent with that of the financial statements.
In order to ensure accuracy and objectiveness of information included in the financial statements, the Company’s Management maintains internal accounting and administrative control systems. Management is of the opinion that these controls provide reasonable assurance regarding the adequacy of the accounting records for the preparation of the financial statements and the adequacy of the recording and safeguarding of assets.
The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board, and none of its members is involved in the daily operations of the Company. All the members of this Committee are financially literate. The Committee meets periodically with Management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that everyone is properly discharging their responsibilities, and to review the financial statements with the external auditors.
The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the re-appointment of the external auditors.
The financial statements have been audited on behalf of the shareholders by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. The external auditors have full and free access to the Audit Committee with respect to their findings concerning the fairness of the financial reporting and the adequacy of internal controls.

YVES ROSCONI	LUC TANGUAY
PRESIDENT AND	SENIOR EXECUTIVE VICE PRESIDENT
CHIEF EXECUTIVE OFFICER	AND CHIEF FINANCIAL OFFICER
MONTRÉAL, CANADA
FEBRUARY 10, 2010
38 //// 2009 ANNUAL REPORT

AUDITORS’ REPORT
TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Theratechnologies Inc. as at November 30, 2009 and 2008 and the consolidated statements of earnings, comprehensive loss, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
MONTRÉAL, CANADA
JANUARY 22, 2010
(EXCEPT FOR NOTE 15 A),
WHICH IS AS OF FEBRUARY 10, 2010)
* CA Auditor permit no. 14114
2009 ANNUAL REPORT //// 39

CONSOLIDATED
BALANCE SHEETS
NOVEMBER 30, 2009 AND 2008

		2008
		(restated —
(in thousands of dollars)	2009	note 2A))

Assets
Current assets:
Cash	$1,519	$133
Bonds	10,036	10,955
Accounts receivable	375	610
Tax credits receivable	1,666	1,784
Inventories	2,225	—
Research supplies	287	301
Prepaid expenses	302	397

	16,410	14,180

Bonds	51,807	35,249
Property and equipment (note 4)	1,229	1,299
Other assets (note 5)	41	2,817

	$69,487	$53,545

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,901	$7,198
Current portion of deferred revenues (note 7)	6,847	—

	12,748	7,198
Deferred revenues (note 7)	13,691	—

Shareholders’ equity:
Capital stock (note 6)	279,169	269,219
Contributed surplus	6,484	5,585

Accumulated other comprehensive income	1,282	372
Deficit	(243,887)	(228,829)

	(242,605)	(228,457)

Total shareholders’ equity	43,048	46,347

Commitments (note 9)
Subsequent events (note 15)

	$69,487	$53,545

See accompanying notes to consolidated financial statements.
On behalf of the Board:

PAUL POMMIER	JEAN-DENIS TALON
DIRECTOR	DIRECTOR
40 //// 2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS
OF EARNINGS
YEARS ENDED NOVEMBER 30, 2009 AND 2008

		2008
		(restated —
(in thousands of dollars, except per share amounts)	2009	note 2 A))

Revenues:
Royalties, technologies and other (note 7)	$17,468	$214
Interest	2,252	2,427

	19,720	2,641

Operating costs and expenses:
Research and development	22,226	35,326
Tax credits	(1,795)	(2,111)

	20,431	33,215
General and administrative	7,149	6,185
Selling and market development	2,583	3,811
Patents, amortization and impairment of other assets (note 5)	346	5,239
Fees associated with the strategic review process	—	2,224
Fees associated with the Collaboration and Licensing Agreement (note 7)	4,269	—

	34,778	50,674

Operating loss before undernoted item	(15,058)	(48,033)
Realized loss on impairment of available-for-sale financial assets (note 11 B))	—	(578)

Net loss	$(15,058)	$(48,611)

Basic and diluted loss per share (note 6 C))	$(0.25)	$(0.85)

Weighted average number of common shares outstanding	60,314,309	57,415,468

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS YEARS ENDED NOVEMBER 30, 2009 AND 2008

		2008
		(restated —
(in thousands of dollars)	2009	note 2A))

Net loss	$(15,058)	$(48,611)
Unrealized gains on available-for-sale financial assets	1,039	133
Reclassification adjustment for gains and losses on available-for-sale financial assets (note 11 B))	(129)	572

Comprehensive loss	$(14,148)	$(47,906)

See accompanying notes to consolidated financial statements.
2009 ANNUAL REPORT //// 41

CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY
YEARS ENDED NOVEMBER 30, 2009 AND 2008

				Accumulated
				other
				comprehensive
	Capital stock		Contributed	income
(in thousands of dollars)	Number	Dollars	surplus	(loss)	Deficit	Total

Balance, November 30, 2007	54,531,133	$238,842	$4,807	$(333)	$(177,339)	$65,977
Changes in accounting policies (note 2 A))	—	—	—	—	(941)	(941)
Issuance of share capital (note 6)	3,564,291	29,899	—	—	—	29,899
Share issue costs	—	—	—	—	(1,938)	(1,938)
Exercise of stock options:
Cash proceeds	119,666	397	—	—	—	397
Ascribed value	—	81	(81)	—	—	—
Stock-based compensation	—	—	859	—	—	859
Net loss	—	—	—	—	(48,611)	(48,611)
Change in unrealized gains and losses on available-for-sale financial assets	—	—	—	705	—	705

Balance, November 30, 2008	58,215,090	269,219	5,585	372	(228,829)	46,347
Issuance of share capital (note 6)	2,214,303	9,950	—	—	—	9,950
Stock-based compensation	—	—	899	—	—	899
Net loss	—	—	—	—	(15,058)	(15,058)
Change in unrealized gains and losses on available-for-sale financial assets	—	—	—	910	—	910

Balance, November 30, 2009	60,429,393	$279,169	$6,484	$1,282	$(243,887)	$43,048

See accompanying notes to consolidated financial statements.
42 //// 2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS
OF CASH FLOW
YEARS ENDED NOVEMBER 30, 2009 AND 2008

		2008
		(restated —
(in thousands of dollars)	2009	note 2A))

Cash flows from operating activities:
Net loss	$(15,058)	$(48,611)
Adjustments for:
Amortization of property and equipment	612	625
Amortization and impairment of other assets	—	4,957
Stock-based compensation	899	859
Realized loss on impairment of available-for-sale financial assets	—	578

	(13,547)	(41,592)
Changes in operating assets and liabilities:
Interest receivable on bonds	(923)	405
Accounts receivable	260	(134)
Tax credits receivable	118	(366)
Inventories	(2,225)	—
Research supplies	2,765	582
Prepaid expenses	95	17
Accounts payable and accrued liabilities	(1,424)	(1,324)
Deferred revenues	20,538	—

	19,204	(820)

	5,657	(42,412)
Cash flows from financing activities:
Share issuance	9,950	30,296
Share issue costs	(8)	(1,930)

	9,942	28,366
Cash flows from investing activities:
Additions to property and equipment	(407)	(301)
Acquisition of bonds	(29,111)	(17,987)
Disposal of bonds	15,305	29,889

	(14,213)	11,601

Net change in cash	1,386	(2,445)
Cash, beginning of year	133	2,578

Cash, end of year	$1,519	$133

See note 11 for supplemental cash flow information.
See accompanying notes to consolidated financial statements.
2009 ANNUAL REPORT //// 43

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
1.	Organization and business activities
The Company, incorporated under Part 1A of the Québec Companies Act, is a Canadian biopharmaceutical company that discovers and develops novel therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive speciality markets where it can retain all or some of the whole or a part of the commercial rights for its products.
2.	New accounting policies
A)	ADOPTION OF NEW ACCOUNTING STANDARDS
Goodwill and intangible assets
Effective with the commencement of its 2009 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether these assets are separately acquired or internally developed. The impact of adopting this standard has been to increase the opening deficit and to reduce other assets at December 1, 2007 and 2008 by $941 and $599, respectively, which is the amount of patent costs related to periods prior to these dates. Furthermore, following the adoption of this standard, patents and amortization of other assets presented on the consolidated statements of earnings were reduced by $342 for the year ended November 30, 2008.
Inventories
Effective with the commencement of its 2009 fiscal year, the Company adopted CICA Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. As the Company had no inventories on November 30, 2008, the adoption of this section had no impact on the Company’s consolidated financial statements.
Credit risk and fair value of financial assets and financial liabilities
On January 20, 2009, the Emerging Issues Committee (“EIC”) of the Accounting Standards Board (“AcSB”) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is applied retrospectively, without restatement of prior years, to all financial assets and liabilities measured at fair value in the interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of EIC 173 did not have an impact on the consolidated financial statements of the Company.
44 //// 2009 ANNUAL REPORT

2.	New accounting policies (continued)
A)	ADOPTION OF NEW ACCOUNTING STANDARDS (CONTINUED)
Financial instruments — Disclosures
In June 2009, the AcSB issued amendments to CICA Handbook Section 3862, Financial Instruments — Disclosures, in order to align with IFRS 7, Financial Instruments: Disclosures. This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The amendments establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The amendments apply to annual financial statements relating to fiscal years ended after September 30, 2009 and are applicable to the Company as at November 30, 2009. The amended section relates to disclosure only and did not impact the financial results of the Company.
B)	FUTURE ACCOUNTING CHANGES
Business combinations, consolidated financial statements and non-controlling interests
The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. The Company is in the process of evaluating the requirements of the new standards.
Section 1582 establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 — Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and early application is permitted.
Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements. It is equivalent to the corresponding provisions of IFRS IAS 27 — Consolidated and Separate Financial Statements, Sections 1601 and 1602, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and early application is permitted.
International Financial Reporting Standards
In February 2008, Canada’s AcSB confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, would be fully converged into IFRS, as issued by the International Accounting Standards Board (“IASB”). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company will determine at a future date the impact of adopting the standards on its consolidated financial statements.
2009 ANNUAL REPORT //// 45

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
3.	Significant accounting policies
A)	CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

B)	CASH EQUIVALENTS

Cash equivalents are restricted to investments that are readily convertible into cash, having a term to initial maturity not exceeding three months and whose value is not likely to change significantly. As at November 30, 2009 and 2008, there were no cash equivalents.

C)	INVENTORIES

Inventories are stated at the lower of first-in first-out cost or net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved over a number of periods under normal circumstances.

D)	FINANCIAL ASSETS AND LIABILITIES

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheets and are measured at fair market value, with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet or if there is an impairment in fair value of these assets that is other than temporary.

Derivative instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

The Company has classified its bonds and investments in public companies as available-for-sale financial assets and are measured at fair market value. The Company has also classified accounts receivable as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities, and they are measured at amortized cost.
46 //// 2009 ANNUAL REPORT

3.	Significant accounting policies (continued)
E)	PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Amortization is provided using the following methods and annual rates/periods:

Asset	Method	Rate/period

Computer equipment	Declining balance	50%
Laboratory equipment	Declining balance and straight-line	20% 5 years
Office equipment and furniture	Declining balance	20%
Leasehold improvements	Straight-line	Term of lease

F)	OTHER ASSETS

Other assets consist namely of intellectual property and research supplies.

Intellectual property is amortized over a period of 20 years using the straight-line method.

Research supplies are purchased in advance in accordance with regulatory requirements to be used in connection with the Company’s clinical trials. Research supplies that are not expected to be used within one year from the date of the balance sheet are classified as long-term.

G)	IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews property and equipment and other long-term assets for impairment whenever events or changes in circumstances indicate that the carrying value of property and equipment or assets may not be recoverable. Recoverability of assets to be used is measured by the comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated from the assets. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds its fair value. The fair value against which the asset is measured may be established based on comparable information or transactions, or any other method of assessment.

H)	REVENUE RECOGNITION

Revenues from research contracts are recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met. Revenues subject to the achievement of milestones are recorded only when the specified events have occurred and collectibility is assured.

Upfront payments and initial technology access fees are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed.

License fees are recorded when conditions and events under the license agreement have occurred and collectibility is reasonably assured.

Revenues from a collaboration agreement that includes multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values. Payments received under the collaboration agreement may include upfront payments, milestone payments, research contracts, license fees and royalties. Revenues for each unit of accounting are recorded as described above.

Interest income is recognized as earned using the effective interest method.
2009 ANNUAL REPORT //// 47

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
3.	Significant accounting policies (continued)
I)	RESEARCH AND DEVELOPMENT

Research expenditures, net of related research tax credits and grants, are charged to earnings in the year in which they are incurred. Development expenditures, net of tax credits, if any, are capitalized when they meet the appropriate criteria for capitalization in accordance with generally accepted accounting principles. During the years ended November 30, 2009 and 2008, no development expenditures were capitalized.

J)	STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

The Company records stock-based compensation related to employee stock options granted using the fair value based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. Stock-based compensation related to non-employee stock options is based on the fair value of the consideration received, or the fair value of the equity instrument issued, whichever is more reliably measured.

K)	GOVERNMENT ASSISTANCE

Government assistance, consisting of research tax credits and grants, is recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program. Research tax credits are recorded when there is reasonable assurance that they will be realized.

L)	FOREIGN EXCHANGE

Foreign denominated monetary assets and liabilities are converted to Canadian dollars at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities are converted to the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses are converted at the rates prevailing at the respective transaction date, except for depreciation and amortization which are converted at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses are included in the determination of net earnings or net loss.

M)	INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized in the balance sheet to account for the future tax consequences attributable to temporary differences between the respective accounting and taxable value of balance sheet assets and liabilities. As appropriate, a valuation allowance is recognized to decrease the value of tax assets to an amount that is more likely than not to be realized. Future income tax assets and income tax liabilities are measured using income tax rates that are enacted or substantively enacted when the asset is realized or the liability is settled. The effect of changes in income tax rates is recognized in the year during which these rates change.

N)	EARNINGS PER SHARE

The earnings per share are determined using the weighted average number of outstanding shares during the year.

The treasury stock method is used for the computation of the diluted earnings per share. Under this method, a number of additional shares, if they are dilutive, are calculated assuming that the outstanding stock options are exercised, and that the proceeds from the transactions are used to purchase common shares at the average market price during the period.
48 //// 2009 ANNUAL REPORT

3.	Significant accounting policies (continued)
O)	USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of Management estimates include estimating the useful lives and recoverability of long-lived assets, including property and equipment and other assets, estimating accruals for clinical trial expenses, estimating stock-based compensation and revenue, as well as assessing the recoverability of inventories, research tax credits and grants, investments and future income taxes. Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures to be taken by Management. Actual results could differ from those estimates.
4.	Property and equipment

2009
		Accumulated	Net book
	Cost	amortization	value

Computer equipment	$874	$617	$257
Laboratory equipment	1,945	1,519	426
Office equipment and furniture	1,124	701	423
Leasehold improvements	1,854	1,731	123

	$5,797	$4,568	$1,229

2008
		Accumulated	Net book
	Cost	amortization	value

Computer equipment	$682	$500	$182
Laboratory equipment	1,824	1,427	397
Office equipment and furniture	1,015	700	315
Leasehold improvements	1,846	1,441	405

	$5,367	$4,068	$1,299

5.	Other assets

2009
		Accumulated	Net book
	Cost	amortization	value

Other assets	$41	$—	$41

2009 ANNUAL REPORT //// 49

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
5.	Other assets (continued)

For the year ended November 30, 2009, research and development expenses include a charge of $1,377 related to research supplies that were produced in order to obtain stability data and to validate the production process as required by the U.S. Food and Drug Administration (“FDA”).

			2008
(Restated note 2A))
		Accumulated	Net book
	Cost	amortization	value

Intellectual property	$7,670	$7,670	$—
Research supplies	2,751	—	2,751
Other assets	66	—	66

	$10,487	$7,670	$2,817

In 2008, the Company conducted an impairment test on the intellectual property included in “Other assets” following a review of the development strategy by Management for new products. As a consequence, the Company wrote off the carrying amount of this intellectual property. The write-off of $4,571 is included in “Patents, amortization and impairment of other assets” in the consolidated statements of earnings.
6.	Capital stock

	2009	2008

Authorized in unlimited number and without par value:
Common shares
Preferred shares issuable in one or more series

Issued:
60,429,393 common shares (58,215,090 in 2008)	$279,169	$269,219

2009

Under the terms of the agreement with EMD Serono Inc. (“EMD Serono”), the Company issued 2,179,837 common shares for a cash consideration of $9,854 (see note 7).

In 2009, the Company received subscriptions in the amount of $96 for the issuance of 34,466 common shares in connection with its share purchase plan.

2008

On February 13, 2008, the Company completed a public offering for the sale and issue of 3,500,000 common shares for cash proceeds of $29,750. The issuance costs amounted to $1,938.

In 2008, the Company received subscriptions in the amount of $149 for the issuance of 64,291 common shares in connection with its share purchase plan.

All shares were issued for a cash consideration.
50 //// 2009 ANNUAL REPORT

6.	Capital stock (continued)
A)	STOCK OPTION PLAN

The Company has established a stock option plan under which it can grant to its Directors, Officers, Employees, Researchers and Consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the date it is granted. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of 0 to 5 years. On November 30, 2009, 1,244,834 additional options could be granted by the Company.

Changes in the number of options outstanding during the past two fiscal years were as follows:

		Weighted average
		exercise price
	Options	per share

Options as at November 30, 2007	2,207,633	$6.32
Granted	111,000	7.98
Exercised	(119,666)	3.32
Cancelled	(37,167)	9.57

Options as at November 30, 2008	2,161,800	6.52
Granted	680,500	1.83
Cancelled and expired	(176,500)	8.34

Options as at November 30, 2009	2,665,800	$5.20

The following table provides stock option information as at November 30, 2009:

		Options outstanding			Exercisable options
			Weighted
			average	Weighted		Weighted
		Number of	remaining	average	Number of	average
		options	life	exercise	exercisable	exercise
Price range		outstanding	(years)	price	options	price

$1.20 -	$2.00	1,291,508	7.57	$1.71	742,508	$1.63
2.01 -	2.75	141,459	4.85	2.59	141,459	2.59
2.76 -	3.75	70,000	6.51	3.37	43,333	3.64
4.61 -	6.00	25,000	3.53	5.43	25,000	5.43
6.01 -	9.00	591,333	5.76	8.18	526,977	8.16
9.01 -	13.50	495,000	3.76	10.72	441,662	10.68
13.51 -	15.30	51,500	1.28	15.15	51,500	15.15

		2,665,800	6.13	$5.20	1,972,439	$5.92

B)	STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

The estimated fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008

Risk-free interest rate	1.83%	3.36%
Volatility	79.5%	70.4%
Average option life in years	6	6
Dividend yield	nil	nil

2009 ANNUAL REPORT //// 51

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
6.	Capital stock (continued)
B)	STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS (CONTINUED)

The risk-free interest rate is based on the implied yield on a Canadian Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected term of the option. The average life of the options is estimated considering the vesting period, the term of the option and the length of time similar grants have remained outstanding in the past. Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the weighted average fair value of stock options granted during the years ended November 30, 2009 and 2008:

	Number	Weighted average
	of options	grant-date fair value

2009	680,500	$1.26
2008	111,000	$5.16

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

C)	DILUTED LOSS PER SHARE

Diluted loss per share was not presented as the effect of options would have been anti-dilutive. All options outstanding at the end of the year could potentially dilute basic earnings per share in the future.
7.	Collaboration and Licensing Agreement

On October 28, 2008, the Company entered into a Collaboration and Licensing Agreement with EMD Serono, an affiliate of Merck KGaA, of Darmstadt, Germany, regarding the exclusive commercialization rights of tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy (the “Initial Product”). Theratechnologies retains all tesamorelin commercialization rights outside of the United States.

Under the terms of the agreement, the Company is responsible for the development of the Initial Product up to obtaining marketing approval in the United States. The Company is also responsible for product production and for the development of a new formulation of the Initial Product. EMD Serono is responsible for conducting product commercialization activities.

At the closing of the agreement, on December 15, 2008, the Company received US$30,000 (CAD$36,951) which, includes an initial payment of US$22,000 (CAD$27,097) and US$8,000 (CAD$9,854) as a subscription for common shares in the Company by Merck KGaA at a price of US$3.67 (CAD$4.52) per share. The Company may receive up to US$215,000, which amount includes the initial payment of US$22,000, the equity investment of US$8,000, as well as payments based on the achievement of certain development, regulatory and sales milestones. The Company will also be entitled to receive increasing royalties on annual net sales of tesamorelin in the United States, if applicable.

The initial payment of $27,097 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information that may be received by the Company. For the year ended November 30, 2009, an amount of $6,560 related to this transaction was recognized as revenue. At November 30, 2009, the deferred revenues related to this transaction amounted to $20,537.
52 //// 2009 ANNUAL REPORT

7.	Collaboration and Licensing Agreement (continued)

On August 12, 2009, the FDA accepted the New Drug Application (“NDA”) made by the Company for tesamorelin. Under the terms of the Company’s Collaboration and Licensing Agreement with EMD Serono, the acceptance of the tesamorelin NDA resulted in a milestone payment of US$10,000 (CAD$10,884). This milestone payment has been recorded in the third quarter of 2009.

The Company may conduct research and development for additional indications. Under the Collaboration and Licensing Agreement, EMD Serono will have the option to commercialize additional indications for tesamorelin in the United States. If it exercises this option, EMD Serono will pay half of the development costs related to such additional indications. In such cases, the Company will also have the right, subject to EMD Serono’s agreement, to participate in the promotion of the additional indications.

8.	Future income taxes

Details of the components of income taxes are as follows:

	2009	2008

Net loss before income taxes	$(15,058)	$(48,611)
Basic income tax rate	30.9%	31.0%

Computed income tax provision	(4,652)	(15,069)

Adjustments to income tax provision resulting from:
Impact of decrease in federal tax rates:
Decrease in value of future tax assets	—	5,910
Change in valuation allowance	—	(5,910)
Unrecorded potential tax benefit of current year losses and other deductions	4,029	17,201
Non-deductible items and others	623	(2,132)

	$—	$—

The tax incidence of temporary differences resulting in significant portions of future income tax assets is as follows:

	2009	2008

Future income tax assets:
Losses carried forward	$21,490	$16,045
Unused research and development expenses	29,380	26,591
Property and equipment	674	544
Share issue costs	776	1,174
Intellectual property and patent fees	12,307	16,248
Available deductions and other	4,187	4,183

	68,814	64,785
Less valuation allowance	(68,814)	(64,785)

Net future income tax asset	$—	$—

In estimating the realization of future income tax assets, Management considers whether a portion or all future tax assets are more likely than not to be realized. Realization of future tax assets is subject to the generation of future taxable income.
2009 ANNUAL REPORT //// 53

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
8.	Future income taxes (continued)

As at November 30, 2009, the Company had available the following deductions, losses and credits:

	Federal	Provincial

Research and development expenses, without time limitation	$103,346	$115,686

Losses carried forward, until:
2014	$9,603	$—
2015	275	—
2027	7,638	7,628
2028	46,316	46,271
2029	21,785	18,802

	$85,617	$72,701

Unused tax credits expiring in:

2023	$559
2024	1,597
2025	1,863
2026	2,178
2027	3,000
2028	3,328
2029	2,250

	$14,775

	Federal	Provincial

Share issue costs	$2,732	$2,732
Excess of tax value of intellectual property and patent fees over carrying value	45,735	45,718
Excess of tax value of property and equipment over carrying value	3,121	1,785

54	//// 2009 ANNUAL REPORT

9.	Commitments
A)	RENTAL OF PREMISES

The Company rents premises under an operating lease (the “Lease”) expiring in April 2010. The Lease was renewed by the Company and the lessor during the 2009 financial year for a period of 11 years ending April 30, 2021. Under the terms of the Lease, the Company has also been granted two renewal options for periods of five years each. The minimum payments required under the terms of the Lease are as follows:

2010	$340
2011	55
2012	655
2013	655
2014	655
2015	273
Thereafter	3,943

$6,576

The Company has committed to pay the lessor for its share of some operating expenses of the leased premises. This amount has been set at $240 for the year beginning May 1, 2010 and will be increased by 2.5% annually for the duration of the Lease.

The lessor will provide the Company an amount of $728 to allow it to undertake leasehold improvements.

The Company has issued an irrevocable letter of credit in favour of the lessor in the amount of $323 which will be cancelled April 30, 2010 under the terms of the Lease renewal, along with a first rank movable mortgage in the amount of $1,150 covering all the Company’s tangible assets located in the rented premises. This mortgage, however, can be subordinated to those of lending institutions.

B)	LONG-TERM SUPPLY AGREEMENTS

During and after the year ended November 30, 2009, the Company entered into long-term procurement agreements with third-party suppliers in anticipation of the commercialization of tesamorelin. Some of these agreements stipulate an obligation to purchase minimum quantities of product, subject to certain conditions.

C)	CREDIT FACILITY

The Company has a credit facility available in the amount of $1,800, bearing interest at prime plus 0.5% and secured by bonds. Under the credit facility, the market value of investments held must always be equivalent to 150% of amounts drawn under the facility. If the market value falls below $7,000, the Company will provide the bank with a first rank movable hypothec of $1,850 on securities judged satisfactory by the bank.

As at November 30, 2009 and 2008, with the exception of the letter of credit mentioned in A) above, the credit facility available to the Company was not utilized.
2009 ANNUAL REPORT //// 55

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
10.	Licenses

In addition to the exclusively held products, the Company has certain exclusive licenses to market or commercialize intellectual property from research activities assigned to certain research institutions. Under these licenses, the Company is committed to pay royalties on the net sales of the products commercialized by the Company, or, if applicable, on the amounts received from sub-license, subject to the application of the clauses of such agreements.

11.	Supplemental information
A)	STATEMENT OF CASH FLOWS

The following transactions were conducted by the Company and did not impact cash flows:

		2008
	2009	(Restated — note 2A))

Additions to property and equipment included in accounts payable and accrued liabilities	$183	$48
Share issue costs included in accounts payable and accrued liabilities	—	8

B)	In 2009, the Company reclassified under net earnings an amount of $129 in realized gains on available-for-sale financial assets previously recorded in accumulated other comprehensive income.

In 2008, the Company reclassified under net earnings an amount of $572 in realized losses on available-for-sale financial assets previously recorded in accumulated other comprehensive income. The realized loss includes an impairment loss of $578 related to a decline in value that is other than temporary for stock options held in a publicly-traded company.

On November 30, 2009, the accumulated other comprehensive income was composed of unrealized gains on available-for-sale financial assets of $1,282 (gain of $372 on November 30, 2008).

C)	The Company received tax credits of $1,912 in 2009 ($1,746 in 2008).

D)	The following items were included in the determination of the Company’s net loss:

		2008
	2009	(Restated — note 2A))

Amortization of property and equipment	$612	$625
Amortization and impairment of other assets (note 5)	—	4,957
Stock-based compensation	899	859

56 //// 2009 ANNUAL REPORT

12.	Capital disclosures

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Company makes every attempt to manage its liquidity to minimize shareholder dilution.

To fund its activities, the Company has followed an approach that relies almost exclusively on the issuance of common equity, as well as proceeds and royalties from technologies following the closing of the transaction disclosed in note 7. Since inception, the Company has financed its liquidity needs primarily through public offerings of common shares and private placements. When possible, the Company tries to optimize its liquidity position by non-dilutive sources, including investment tax credits, grants, interest income as well as proceeds and royalties from technologies.

The Company’s policy is to maintain a minimum level of debt. The Company has a line of credit of $1,800 for its short-term financing needs. As at November 30, 2009, this line of credit has not been used, with the exception of the letter of credit mentioned in note 9A).

The capital management objectives remain the same as for the previous fiscal year.

At November 30, 2009, cash and bonds amounted to $63,362 and tax credits receivable amounted to $1,666, for a total of $65,028. The Company believes that its cash position will be sufficient to finance its operations and capital needs for the next year.

The Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.

The Company is not subject to any externally imposed capital requirements.
2009 ANNUAL REPORT //// 57

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
13.	Financial risk management

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.
A)	CREDIT RISK

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in losses.

Financial instruments other than cash that potentially subject the Company to significant credit risk consist principally of bonds. The Company invests its available cash in fixed income instruments from governmental, paragovernmental and municipal bonds ($60,384 as at November 30, 2009) as well as from corporations with high credit ratings ($1,459 as at November 30, 2009). As at November 30, 2009, the Company was not exposed to any credit risk over the carrying amount of the bonds.

B)	LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 12. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met.

The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates. Bonds mature during the following fiscal years: $10,036 in 2010, $15,446 in 2011, $19,716 in 2012, $13,791 in 2013 and $2,854 in 2014.

The following are the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease, as at November 30, 2009:

		Carrying	Less than	1 to	More than
	Total	amount	1 year	5 years	5 years

Accounts payable and accrued liabilities	$5,901	$5,901	$5,901	$—	$—
Operating lease	6,576	—	340	2,020	4,216

	$12,477	$5,901	$6,241	$2,020	$4,216

58 //// 2009 ANNUAL REPORT

13.	Financial risk management (continued)
C)	FOREIGN CURRENCY RISK

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily revenues from royalties, technologies and other expenses for research and development incurred in US dollars, euros and pounds sterling (“GBP”). The Company does not use derivative financial instruments to reduce its foreign exchange exposure.

The Company manages foreign exchange risk by maintaining US cash on hand to support US forecasted cash outflows for a maximum 12-month period. The Company does not currently view its exposure to the euro and GBP as a significant foreign exchange risk due to the limited volume of transactions conducted by the Company in these currencies.

Exchange rate fluctuations for foreign currency transactions can cause cash flow as well as amounts recorded in the consolidated statement of earnings to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each balance sheet date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of earnings. Given the Company’s policy on the management of foreign currencies, a sudden change in foreign exchange rates would not impair or enhance its ability to pay its US dollar denominated obligations.

The following table provides significant items exposed to foreign exchange as at November 30, 2009:

			November 30, 2009
(in thousands of Canadian dollars)	US$	EURO	GBP

Cash	1,471	—	—
Accounts receivable	—	4	—
Accounts payable and accrued liabilities	(1,095)	—	(25)

Balance sheet’s elements exposed to foreign currency risk	376	4	(25)

The following exchange rates applied during the year ended November 30, 2009:

		Reporting
	Average rate	date rate
	November 30, 2009	November 30, 2009

US$ — CAD $	1.0594	1.0556
EUR — CAD$	1.5808	1.5852
GBP — CAD$	1.7597	1.7366

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the Canadian dollar would have increased the net loss as follows, assuming that all other variables remained constant:

(in thousands of Canadian dollars)	US$	EURO	GBP

Increased in net loss	19	—	(1)

An assumed 5% weakening of the Canadian dollar would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
2009 ANNUAL REPORT //// 59

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2009 AND 2008 (in thousands of dollars, except per share amounts)
13.	Financial risk management (continued)
D)	INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Short-term bonds of the Company are invested at fixed interest rates and mature in the short-term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are available for sale, are generally held to maturity. The unrealized gains or losses on bonds are recorded in the accumulated other comprehensive income (loss).

Based on the value of the Company’s short and long-term bonds at November 30, 2009, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive loss by $620; an assumed increase in interest rate of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash bears interest at a variable rate. Accounts receivable, accounts payable and accrued liabilities bear no interest.

Based on the value of variable interest-bearing cash during the year ended November 30, 2009 ($5,800), an assumed 0.5% increase in interest rates during such period would have increased the future cash flow and decreased the net loss by $29; an assumed decrease of 0.5% would have had an equal but opposite effect.
14.	Financial instruments
A)	CARRYING VALUE AND FAIR VALUE

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash, accounts receivable, as well as accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and investments in public companies are stated at estimated fair value, determined by inputs that are directly observable (Level 2 inputs).

B)	INTEREST INCOME AND EXPENSES

Interest income consists of interest earned on cash and bonds.

C)	LOSS ON EXCHANGE

General and administrative expenses include a loss on foreign exchange of $635 for the year ended November 30, 2009 (loss of $247 in 2008).
60 //// 2009 ANNUAL REPORT

15.	Subsequent events
A)	SHAREHOLDER RIGHTS PLAN

On February 10, 2010, the Board of Directors of the Company adopted a shareholder rights plan (the “Plan”), effective as of such date. The Plan is designed to provide adequate time for the Board of Directors, and the shareholders, to assess an unsolicited takeover bid for Theratechnologies. In addition, the Plan provides the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares (the “Common Shares”). The Plan, if approved by the shareholders, will expire at the close of the Company’s annual meeting of shareholders in 2013.

The rights issued under the Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding Common Shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50% discount to the market price at the time.

Under the Plan, a Permitted Bid is a bid made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding Common Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

B)	GRANTING OF STOCK OPTIONS

On December 8, 2009, the Company granted 265,000 options at an exercise price of $3.84 per share and cancelled 19,167 options at a weighted exercise price of $2.38 per share in connection with its stock option plan.
16.	Comparative figures

Certain of the 2008 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2009.
2009 ANNUAL REPORT //// 61